Otis Gallery LLC
335 Madison Ave, 4th Floor
New York, NY 10017

October 13, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Jacqueline Kaufman

Re:
Otis Gallery LLC
Post-Qualification Amendment No. 24 to Offering Statement on Form 1-A
File No. 024-10951

Ladies and Gentlemen:
We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has indicated that it does not have any comments to the Post-Qualification Amendment No. 24 to the Offering Statement on Form 1-A (the “Offering Statement”) of Otis Gallery LLC (the “Company”), and we hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Time on Monday, October 25, 2021.

We request that we be notified of such qualification by a telephone call to the undersigned at (843) 442-7908. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to the undersigned via email at keith@otiswealth.com.

Sincerely,

Otis Gallery LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
      Keith Marshall
      General Counsel

cc:
Michael Karnjanaprakorn
Louis A. Bevilacqua, Esq.